                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934




FOR THE MONTH OF                  JULY                      , 20 05
                 ------------------------------------------      --

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
  ---------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
  ---------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F
FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):


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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                             PERUSAHAAN PERSEROAN (PERSERO)
                                             PT TELEKOMUNIKASI INDONESIA


                                             -----------------------------------
                                                         (REGISTRANT)



DATE     JULY 15, 2005                       BY /s/ Rochiman Sukarno
    -------------------------                  ---------------------------------
                                                         (SIGNATURE)

                                                      ROCHIMAN SUKARNO
                                               HEAD OF INVESTOR RELATION UNIT
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                                  PRESS RELEASE
                           NO. TEL.222/PR000/UH1/2005

                        TELKOM FILED IT'S 2004 FORM 20-F

BANDUNG, JULY 15, 2005 - We hereby announced that on July 14, 2005, PT (PERSERO) Telekomunikasi Indonesia Tbk. ("TELKOM") has filed its Annual Report on Form 20-F for the year ended December 31, 2004 with the United States Securities and Exchange Commission ("US-SEC") in Washington DC. The Company had previously filed with the US-SEC for a 15 day extension of the June 30 filing deadline to July 15, 2005.

TELKOM is the principal provider of fixed-line services in Indonesia. TELKOM's majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX/SSX: TLKM) and its American depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA)







ADEK JULIANWAR
Corporate Secretary

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
JAKARTA
TEL:     62-21-5215109
FAX:     61-21-5220500

EMAIL:   INVESTOR@TELKOM.CO.ID
WEBSITE: WWW.TELKOM-INDONESIA.COM